Exhibit 10.1

Personal & Confidential

April 8, 2026

John Brase

Via electronic mail

Dear John,

On behalf of the Board of Directors, I am very pleased to extend this offer of employment for the position of President & Chief Executive Officer with Conagra Brands, Inc. (the “Company”). The purpose of this letter of agreement (“Letter Agreement”) is to memorialize certain terms and conditions of your employment.

1.	Position, Location and Duties: You will serve as the Company’s President & Chief Executive Officer, effective on your start date, which is expected to be June 1, 2026 (your actual start date, the “Effective Date”) and report directly to the Company’s Board of Directors (the “Board”). The Company will appoint you to the Board as of the Effective Date and will re-nominate you to the Board each year thereafter so long as you continue to serve in that role. Your primary work location shall be the Company’s headquarters in Chicago, Illinois. You will devote your full working time and efforts to the performance of the duties of President & Chief Executive Officer of the Company, but you may, consistent with such duties, engage in charitable and community affairs, manage your personal investments, and serve on boards of other organizations subject to the prior approval of the Board and to the extent consistent with the Company’s Corporate Governance Principles.

2.	Compensation and Benefits

2.1	Base Salary: The Company will pay you a base salary at an annual rate of $1,150,000 per year in accordance with the ordinary payroll practices of the Company. Your base salary shall be reviewed by the Board’s Human Resources Committee (the “HRC”) at least annually, may be adjusted in their discretion from time to time, and any such adjusted amount shall become the base salary hereunder. The base salary and all other payments and benefits referenced in this Letter Agreement are subject to applicable tax and other withholdings and any required deductions.

2.2	Annual Incentive Plan: You will be eligible to participate in the Company’s annual cash incentive plan (“AIP”), as approved by the HRC for employees generally. Your incentive opportunity will be targeted at 150% of your base salary with the maximum opportunity equal to 200% of your target; actual payout (if any) will be based on the Board’s or the HRC’s assessment of your performance against pre-established performance goals. Performance goals with respect to your AIP opportunity will be submitted by you in consultation with the Board and approved each year by the Board. If, for any reason, your Effective Date is not June 1, 2026, your AIP payout for fiscal year 2027 (if any) will be pro-rated based on your Effective Date.

2.3	Long-Term Incentive Program: You will be eligible to participate in the Company's long-term incentive plan (“LTIP”). Equity awards are granted under the LTIP at levels determined by the HRC based upon individual and Company performance. The HRC is expected to approve your first annual LTIP grant for the three-year performance period starting with fiscal year 2027 with a target grant date value of $7,300,000. The translation of such target LTIP award opportunity into specific award vehicles and a number of equity awards per vehicle will be completed in a manner consistent with the methodology approved by the HRC for use with other senior executive officers of the Company.

2.4	Sign-On Cash Payment: You will receive a one-time sign-on cash payment in the gross amount of $200,000, such amount to be paid within 30 days of your Effective Date. This amount must be repaid in full to the Company if you voluntarily resign without Good Reason or are terminated for Cause (as those terms are defined in Section 3) within one year of the Effective Date. For the avoidance of doubt, the one-time sign-on cash payment is not eligible for deferral under the Company’s deferred compensation plans.

2.5	Sign-On Equity: You will receive a one-time sign-on grant of Performance-Based Restricted Stock Units (“PBRSUs”) with a target value of $4,000,000, and a one-time sign-on grant of Restricted Stock Units (“RSUs”) with a target value of $2,000,000, under the Conagra Brands, Inc. 2023 Stock Plan (the “Plan”) and subject to the terms and conditions of equity award agreements approved by the HRC consistent with the terms set forth herein. The number of PBRSUs and RSUs will be determined by dividing the target value by the average closing stock price for the Company’s common stock on the NYSE for the 10 trading-day period prior to, but not including, the grant date. The grant date for the PBRSUs and RSUs will be the Effective Date or, if the Effective Date is not a trading day, the first trading day following the Effective Date. Provided you remain employed with the Company through the applicable vesting dates (with the exceptions noted in Section 3 below):

a.	The PBRSUs will cliff vest 100% on the 3rd anniversary of the grant date subject to the following performance achievement:

i.	1/3 will vest to the extent Conagra’s average stock price achieves and maintains or exceeds $20 during any consecutive 30-trading day period over the 3-year performance period;

ii.	1/3 will vest to the extent Conagra’s average stock price achieves and maintains or exceeds $25 during any consecutive 30-trading day period over the 3-year performance period;

iii.	1/3 will vest to the extent Conagra’s average stock price achieves and maintains or exceeds $30 during any consecutive 30-trading day period over the 3-year performance period.

b.	The RSUs will vest ratably with 1/3 vesting on the 1st, 2nd, and 3rd anniversaries of the grant date.

2.6

Employee Benefits: You and your eligible dependents will be eligible for coverage under all employee benefit programs, plans, and practices, in accordance with the terms thereof, that the Company makes available to senior executive officers from time to time (including qualified and non-qualified plans, provided that such plans are open to new participants as of the Effective Date) in accordance with Company policies. This includes vacation benefits pursuant to the standard Company policy, but not less than five weeks per fiscal year.

2.7	Change in Control Benefits: You and the Company will enter into a mutually acceptable Change of Control (“CIC”) Agreement, dated as of the Effective Date, based on the form provided to you.

2.8

Expenses and Professional Fees: You are authorized to incur reasonable business-related expenses in carrying out your duties under this Letter Agreement. The Company will pay or reimburse you for business expenses, subject to established Company policies including time limitations for submitting such expenses. Additionally, the Company will reimburse you for professional fees incurred in the negotiation and preparation of this Letter Agreement up to a maximum of $50,000.

2.9

Relocation: You are expected to relocate to Chicago, Illinois. To assist with your establishment of a residence in Chicago, you will be provided with relocation benefits in accordance with Conagra’s applicable relocation practices and a relocation assistance stipend of $500,000 payable upon your purchase of a home in the Chicago area.

2.10

Security: The Company’s senior executive security policy will apply to you, including your personal use of corporate aircraft subject to your execution of a Time Sharing Agreement. You will be required to reimburse the Company for the incremental cost of personal use that exceeds $150,000 per year, or such other greater amount established by the Company from time to time, plus applicable excise taxes. The Company shall use commercially reasonable efforts to structure and administer such benefits to minimize any imputed income and related tax consequences, but the value of security-related benefits may constitute imputed income and any such income will not be grossed up for taxes.

2.11

Directors and Officers Liability Coverage: You shall be entitled to coverage under the Company’s directors and officers liability insurance policies and you and the Company will enter into a mutually agreeable Indemnification Agreement, dated as of the Effective Date, based on the form used by the Company for its senior officers.

2.12

Reimbursement and In-Kind Benefit Rules: Any reimbursement or in-kind benefits to be provided pursuant to this Letter Agreement that are taxable to you will be subject to the following restrictions: (a) each reimbursement or in-kind benefit must be paid or provided, as applicable, no later than the last day of the calendar year following a tax year of yours during which the expense was incurred; (b) the amount of expenses eligible for reimbursement, or in kind benefits provided, during any one of your tax years may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other of your tax years; (c) the period during which any reimbursement may be paid or in-kind benefit may be provided is the later of ten years after termination of this Letter Agreement or in the case of reimbursements related to expenses, the expiration of all applicable statutes of limitation for the collection of such expenses; and (d) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

2.13

Clawback Policies: You will be subject to any clawback or recoupment policies or provisions as may be required pursuant to applicable laws, government regulations, stock exchange listing requirements, or Company policies in effect from time to time, provided that, to the extent such policies are discretionary beyond what may be required by law, regulation, or listing standard, they are applied on a consistent basis to the Company’s senior executive officers.

3.	Separation from Service: The term of this Letter Agreement will commence on the Effective Date and continue until your employment ends in accordance with the terms of this Section 3. Your employment with the Company is considered “at will,” meaning that either you or the Company may end your employment at any time for any or no reason, subject to the terms of this Section 3.

3.1	Definitions:

a.	“Cause” shall mean your (i) willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from your termination of employment for Good Reason) after a demand for substantial performance is delivered to you that specifically identifies the manner in which the Company believes that you have not substantially performed your duties, and you have failed to resume substantial performance of your duties on a continuous basis within five (5) days of receiving such demand, (ii) willful and material breach of your fiduciary duties to the Company and its shareholders; (iii) willful engagement in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise; (iv) conviction in a court of law of, or pleading guilty or nolo contendere to, a felony or misdemeanor that impairs your ability substantially to perform your duties to the Company.

b.	“Good Reason” shall mean any of the following, without your consent: (i) failure by the Company to comply with the material terms of this Letter Agreement; (ii) any significant reduction of your title, authority, duties, or responsibilities as President and CEO (including, without limitation, a requirement that you report to anyone other than the Board); (iii) involuntary removal of you from or failure to re-nominate you to the Board, except in connection with a termination for Cause or Permanent Disability, (iv) any material reduction in your annual aggregate compensation opportunity (including base salary, annual and long-term incentive opportunity) as in effect from time to time (other than a reduction that is concurrent with and no greater as a proportion of aggregate compensation opportunity than a reduction applicable to other senior executive officers), or (v) requiring you to become based at any office or location more than 50 miles from the Company's Chicago, Illinois headquarters, except for travel reasonably required in the performance of your responsibilities. The foregoing notwithstanding, no termination will be deemed to be for Good Reason unless (A) you provide the Company with written notice setting forth the facts or circumstances that constitute Good Reason within 90 days after the initial existence of such facts or circumstances, (B) the Company has failed to cure such facts or circumstances within 30 days of its receipt of such written notice, and (C) you actually terminate your employment within 30 days of the Company’s failure to cure such facts or circumstances.

c.	“Permanent Disability” shall mean you are, by reason of any medically determinable physical or mental impairment that can be expected to result in death, or to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under the Company’s long-term disability plan.

d.	“Retirement” shall mean voluntary separation from service after having attained (i) at least age 65, or (ii) at least age 60 with five or more years of credited service with the Company, and after having complied with all eligibility and notice provisions required for “Normal Retirement” by the Company’s LTIP award agreements applicable to you.

e.	“Separation from Service,” “termination of employment,” and similar references will mean the date that your employment with the Company terminates under circumstances that constitute a separation from service within the meaning of Internal Revenue Code (“Code”) Section 409A and the Treasury Regulations relating thereto (collectively “Section 409A”). Generally, you will incur a Separation from Service if you die, retire, or otherwise have termination of employment with the Company determined in accordance with the following:

(i)	Whether Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Company and you reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services you would perform after such date would permanently decrease to no more than 20 percent of the average level performed over the immediately preceding 36 months (or for the full period of service to the Company if you have been providing services to the Company for less than 36 months). For periods during which you are on a paid “bona fide leave of absence” (as described under Section 409A) and have not otherwise terminated employment, for purposes of this subsection you are treated as providing bona fide services at a level equal to the level of services that you would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which you are on an unpaid bona fide leave of absence and have not otherwise terminated employment are disregarded for purposes of this subsection (including for purposes of determining the applicable 36-month (or shorter) period).

(ii)	Service with Related Companies: For purposes of determining whether a Separation from Service has occurred under the above provisions, the “Company” shall include the

Company and all “Related Companies,” meaning (A) any corporation that is a member of a controlled group of corporations (as defined in Code Section 414(b)) that includes the Company; and (B) any trade or business (whether or not incorporated) that is under common control (as defined in Code Section 414(c)) with the Company. For purposes of applying Code Sections 414(b) and (c), 25% is substituted for the 80% ownership level.

3.2

Termination Upon Death or Permanent Disability: In the event of a Separation from Service by reason of your death or Permanent Disability, you or your estate (as applicable) will be paid (a) your base salary through the month of Separation from Service, (b) any accrued, but unused, vacation pay, (c) any unreimbursed business expenses incurred through the date of Separation from Service and substantiated in accordance with Company policy, (d) your AIP award payout, if any, consistent with the death or disability provisions (as applicable) of that program in place at the time of the Separation from Service, and (e) any deferred compensation in accordance with the terms of such deferred compensation program. The items in subparagraphs (a) through (e) are collectively referred to as the “Accrued Benefits.” You, your estate, or your designated beneficiary (as applicable) will also receive unpaid vested benefits in accordance with the relevant terms of any other retirement, equity compensation, or other employee benefit plan or program in which you were a participant. In the event of your Separation from Service by reason of death, 100% of the outstanding, unvested portions (if any) of your Sign-On Equity (RSUs and PBRSUs) and LTIP RSUs and Performance Shares will vest upon death, assuming (x) with respect to the PBRSUs, achievement of the highest actual achievement of all of the stock price targets and (y) with respect to LTIP Performance Shares, achievement of the performance goals at target. In the event of Separation from Service by reason of Permanent Disability, (a) the outstanding, unvested portions of your Sign-On RSUs and LTIP RSUs will vest upon your Separation from Service on a prorated basis and (b) your outstanding Sign-On PBRSUs and LTIP Performance Shares will continue to vest and be paid out in accordance with the standard payment terms following the end of the performance period on a prorated basis and based on achievement of the performance goals as ultimately certified by the HRC. Throughout this Letter Agreement, note that settlement will follow vesting by 30 to 60 days and proration of equity awards will be calculated by multiplying the number of units that would have vested without a Separation from Service by a fraction, the numerator of which is the number of days of your actual service during the applicable vesting or performance period and the denominator of which is the total number days during the applicable vesting or performance period, rounding down to the nearest whole units and subtracting any previously vested units.

3.3

Termination Without Cause or for Good Reason: In the event of a Separation from Service by the Company without Cause, or by you with Good Reason, and subject to the terms and conditions of this Agreement (including Section 3.7), you will be paid (a) all Accrued Benefits, except that any AIP award payment will be made pro rata (without regard to the death or disability provisions of that program) for the fiscal year in which the Separation from Service takes place based on (i) the number of days you were employed during the fiscal year, and (ii) the actual achievement of applicable financial performance targets; (b) a lump sum in an amount equal to two times (2x) the sum of your (i) base salary, plus (ii) an amount equal to the value of your target AIP award opportunity for the year in which the Separation from Service occurs; (c) if you elect continuation coverage under the Company’s medical, dental, and/or vision benefits pursuant to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“COBRA”), the Company will pay you a cash stipend equal to the monthly COBRA premium (which payment shall be taxable to you), until the earlier of (i) you become eligible for similar coverage under another employer’s benefit plans or (ii) the date that is 24 months after the Separation from Service. Additionally, in the event of a Separation from Service by the Company without Cause, or by you with Good Reason, and subject to the terms and conditions of this Agreement (including Section 3.7), (a) the outstanding, unvested portions (if any) of your Sign-On RSUs and LTIP RSUs will vest upon your Separation from Service on a prorated basis and (b) your outstanding Sign-On PBRSUs and LTIP Performance Shares will continue to vest and be paid out in accordance with the standard payment terms following the end of the performance period, on a prorated basis and based on achievement of the performance goals as ultimately certified by the HRC. You will also receive unpaid vested benefits in accordance with the relevant terms of any other retirement, or other employee benefit plan or program in which you were a participant.

3.4

Termination With Cause or Without Good Reason: In the event of a Separation from Service by the Company with Cause, or by you without Good Reason, you will be paid (a) your base salary through the Separation from Service, (b) any accrued, but unused, vacation pay, (c) any unreimbursed business expenses incurred through the date of Separation from Service and submitted in accordance with Company policy. You will also receive unpaid vested benefits in accordance with the relevant terms of any other retirement, or other employee benefit plan or program in which you were a participant. All unvested equity compensation including the Sign-On Equity and any outstanding LTIP awards will be forfeited as of the date of Separation from Service.

3.5

Termination Upon Retirement: In the event of a Separation from Service due to Retirement, you will be paid (a) all Accrued Benefits, except that the AIP award payment will be made pro rata (without regard to the death or disability provisions of that program) for the fiscal year in which the Separation from Service takes place based on (i) the number of days you were employed during the fiscal year, and (ii) the actual achievement of applicable financial performance targets. You will also receive unpaid vested benefits in accordance with the relevant terms of any other retirement or other employee benefit plan or program in which you were a participant. In the event of a Separation from Service due to Retirement, provided you meet all eligibility and notice requirements under the applicable award agreements, (a) the outstanding, unvested portions of your LTIP RSUs will vest upon your Separation from Service and (b) your outstanding Sign-On PBRSUs and LTIP Performance Shares will continue to vest and be paid out in accordance with the standard payment terms following the end of the performance period, based on achievement of the performance goals as ultimately certified by the HRC.

3.6

Termination Following a CIC: Notwithstanding anything to the contrary herein, to the extent the CIC Agreement provides for different treatment in connection with a Separation from Service following a CIC, you will receive the benefits under the CIC Agreement in lieu of the benefits described under this Article 3.

3.7

Timing of Payments and Release Requirement: Subject to any applicable deferral election or any delay otherwise permitted hereunder, all payments provided for due to any Separation from Service shall be made on the sixty-first day following such Separation from Service, unless otherwise provided herein or in an applicable retirement, equity compensation, or other benefit plan or program of the Company, or by applicable law. Any such payments, other than those required by law, are conditioned upon you first signing a mutually agreeable agreement releasing all claims related to your employment based on a form provided by the Company (and not imposing any post-termination restrictive covenants on you other than an affirmation of those covenants entered into by you and the Company prior to the date thereof), and the release becoming irrevocable by its terms, within 60 calendar days following the date of your Separation from Service.

3.8

Six Month Wait: Notwithstanding anything in this Letter Agreement to the contrary, to the extent necessary to comply with Section 409A, if you are a “specified employee” (as determined under Section 409A) as of the date of Separation from Service (other than due to your death), then any payment, benefit, or entitlement provided for in this Letter Agreement that is payable by reference to the date of your Separation from Service during the first six months following the date of Separation from Service shall be paid or provided to you, without interest, in lump sum cash payment to be made on the earlier of (a) your death, or (b) the first business day (or within 30 days after such first business day) of the seventh calendar month immediately following the month in which the date of Separation from Service occurs.

3.9

Section 409A: You and the Company intend that all compensation and benefits payable or provided to you under this Letter Agreement shall be exempt from or otherwise shall comply with the provisions of Section 409A so as not to subject you to additional tax, interest, or penalties which may be imposed thereunder. Both parties acknowledge that Section 409A is ambiguous in certain respects. Company agrees that it will attempt in good faith not to take any action, or refrain from taking any action, that would result in the imposition of tax, interest, and/or penalties upon you under Section 409A; however, the Company shall not be responsible for any consequences of a failure to comply with Section 409A. Any installment of a payment or benefit that constitutes nonqualified deferred compensation within the meaning of Section 409A shall be deemed to be a separate payment for purposes of Section 409A. In no event may you, directly or indirectly, designate the calendar year of any payment under this Agreement.

3.10

Equity Provisions. The equity provisions set forth in this Article 3 shall apply solely to the Sign-On Equity (RSUs and PBRSUs), any restricted stock units that are awarded to you as part of the regular, annual LTIP grants made to senior executive officers of the Company (“LTIP RSUs”) and any performance-based restricted stock units that are awarded to you as part of the regular, annual LTIP grants made to senior executive officers of the Company (“LTIP Performance Shares”). To the extent you hold any other equity or equity-based awards at the time of your Separation from Service, such awards shall be treated in accordance with the terms of the LTIP and the applicable award agreements.

3.11

Resignations. Upon your Separation from Service for any reason, you agree to promptly resign, as of the date of such termination and to the extent applicable, from any other position as an officer, director or fiduciary of any Company-related entity.

3.12

No Mitigation; No Offset. In the event of a termination of your employment pursuant to Section 3.3 above, you shall not be required to mitigate damages nor shall the payments due to you hereunder be reduced or offset by reason of any payments you may receive from any other source or by any amounts owing by you to the Company.

4.	Company Policies and Stock Ownership: You will be subject to all written policies applicable to other senior executive officers of the Company as provided to you from time to time, including but not limited to the Code of Ethics for Senior Corporate Officers, Code of Conduct, Clawback Policy, Stock Ownership Guidelines, and Insider Trading Policy, to the extent such policies do not materially diminish your rights under this Agreement.

5.	Non-Competition/Non-Disclosure/Non-Solicitation

5.1	For purposes of this Letter Agreement:

a)	“Compete” means, directly or indirectly, (i) performing the same or substantially the same services as you performed for the Company in connection with Competing Products or Services for a Competing Business, or (ii) serving as an executive officer or 5% or greater owner or partner of a Competing Business.

b)	“Competing Business” means persons, companies, or other organizations (and any self-employment) with annual revenues exceeding $1 billion that are engaged in research or development, production, distribution, marketing, providing, or selling of a Competing Product or Service within the Restricted Area.

c)	“Competing Products or Services” means products, processes, or services, in existence or under development, which directly compete with any product, process, or service of the Company with which you had material involvement during the twenty-four (24) month period preceding your separation of service or about which you acquired confidential or proprietary information or trade secrets at any time during your employment with the Company.

d)	“Restricted Area” means (i) the United States (including its territories) and (ii) each other country in which the Company, during the twenty-four (24) month period preceding the separation of your employment with the Company, has either (1) maintained a physical office or manufacturing facility, or (2) generated more than 5% of its total global annual revenue.

e)	“Restricted Period” means the period from the Effective Date through a period ending one year following any Separation from Service for any reason.

5.2

As a condition to your participation in the LTIP and the Company’s other compensation programs, and in consideration of your employment and continued employment, the Company’s making available to you valuable financial and other benefits, providing you with access to its Confidential Information, customers, and/or prospective customers, and other valuable consideration, each of which you acknowledge to be independently sufficient and adequate to support the validity and enforceability, you agree that you will not Compete (defined above) with the Company during the Restricted Period. To the extent you wish to accept a job opportunity during the Restricted Period, you agree to provide the Company with a written disclosure, which may be subject to a nondisclosure agreement, at least 14 days before commencing such work, of (a) the name of the person or entity with whom you wish to become employed, affiliated, or engaged, and (b) the job title you would hold, as well as a detailed description of the anticipated job duties, so that the Company can anticipate whether your proposed employment, engagement, or affiliation would violate your obligations under the terms of this Letter Agreement.

5.3

You shall additionally execute the Company’s standard Employee Agreement, which contains non-disclosure provisions and two-year post-employment non-solicitation provisions, and the terms of such agreement shall be incorporated herein by reference.

5.4

You agree that any breach of the covenants contained, or incorporated by reference, in this Section 5 will irreparably injure Company, and accordingly Company may, in addition to pursuing any other remedies available at law or in equity, obtain temporary, preliminary and/or permanent injunctive relief (in each case, without the need for a bond or other security) restraining any further violation of such provisions from any court having jurisdiction over the matter. The parties mutually agree to submit themselves to the jurisdiction of the state and federal courts of Illinois and waive any objection on the basis of jurisdiction or venue. Any other dispute over such covenants, including the ultimate merits of such a dispute, shall be decided in accordance with Section 10.

5.5

You acknowledge and agree that the provisions contained or incorporated by reference in this Section 5 are reasonable and valid in duration and scope and in all other respects. If any court of competent jurisdiction or arbitrator selected by the parties determines that any provision of this Section is unenforceable, such court or arbitrator shall have the power to reduce the scope or duration of such provision, or otherwise amend or restate such provision as the case may be, so that the provision may then be enforced. The parties acknowledge and agree that this Section 5 is consistent with their intention that Company’s legitimate business interests in fair competition, and in the preservation of the Company’s goodwill and confidential information, be protected.

5.6

You acknowledge having received at least fourteen (14) days to review and consider whether to accept this Letter Agreement, and that you understand the meaning and effect of all its provisions. If you choose to sign this Letter Agreement in fewer than 14 days after you first received it, you hereby acknowledge that you have freely and voluntarily chosen to do so, and that the Company has not promised you anything or made any representations not contained herein to induce you to sign sooner than the end of the 14 day period. Additionally, you acknowledge that you were advised by the Company to consult with an attorney prior to executing this Letter Agreement, and that you have been given a reasonable and sufficient opportunity to do so before deciding whether to sign it.

5.7

You acknowledge and agree that a breach of any covenant(s) contained in Section 5 may cause irreparable damage to the Company and its goodwill, the exact amount of which may be difficult or impossible to ascertain, and that the remedies at law for any such breach may be inadequate. Accordingly, you agree that in the event of a breach of any of the covenants contained in this Letter Agreement, the Company reserves all remedies it may have in law or equity, including, without limitation, injunctive relief (without the necessity of posting a bond or other security) and attorneys’ fees and costs, to the extent permitted by applicable law. Nothing in this Letter Agreement shall be construed as prohibiting the Company from pursuing any other remedies, including monetary damages, that may be available to the Company for any breach or threatened breach of this Agreement.

6.	Separability; Assignment: If any provision of this Letter Agreement is declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability will not affect the remaining provisions hereof that will remain in full force and effect. This Letter Agreement will be binding upon and inure to the benefit of your heirs and representatives and the assigns and successors of the Company, but neither this Letter Agreement nor any rights hereunder will be assignable, except that the Company shall assign this Letter Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially all of the stock, assets, or businesses of the Company and any such successor shall expressly assume and agree to perform this Letter Agreement in the same manner and to the same extent as the Company would be required to perform it if no such succession had taken place.

7.	Amendment: This Letter Agreement may only be amended by mutual written agreement between the Company and you.

8.	Notices: All notices or communications hereunder shall be in writing, addressed as follows:

To Company: Conagra Brands, Inc.

222 Merchandise Mart Plaza, Suite 1300

Chicago, Illinois 60654

Attn: Corporate Secretary

Legal.Notices@conagra.com

To You:	At the current physical and electronic mail address shown on the records of the Company

9.	Governing Law: This Letter Agreement will be construed, interpreted and governed in accordance with the laws of Delaware without reference to such state’s rules relating to conflicts of law.

10.	Dispute Resolution: To resolve any dispute arising under this Letter Agreement, a party must first send written notice of the dispute to the other party for attempted resolution by good faith negotiations. If the matter has not been resolved within 30 days of the notice of dispute, either party may initiate an Alternative

Dispute Resolution proceeding in accordance with the ADR process attached as Exhibit A (“ADR Proceeding”). Except as provided in Section 5, any dispute that cannot be resolved through negotiation may only be resolved using the ADR Proceeding. The rulings of the neutral and the allocation of fees and expenses will be binding, non-reviewable, and non-appealable, and may be entered as a final judgment in any court having jurisdiction.

11.	Entire Agreement: This Letter Agreement, which may be in counterparts, together with the agreements, plans, and programs referred to herein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior written or unwritten agreements or understandings by and between you and the Company and any of its affiliates or their respective directors, officers, shareholders, employees, attorneys, agents, or representatives.

12.	No Waiver: A waiver by the Company of a breach of any provision of this Letter Agreement shall not operate or be construed as a waiver or estoppel by the Company of such breach or any subsequent breach by you, or as a waiver or estoppel of action by the Company. No waiver of a breach of any provision of this Letter Agreement shall be valid unless it is in writing and signed by an authorized representative of the Company.

13.	Representation: Except for agreements relating to your immediately prior employer that you have disclosed to Company (the “Restrictive Agreements”), you represent and affirm that you are not a party to or bound by any covenant or other agreement between you and any other person or other entity that would restrict your ability to perform your duties hereunder. You further represent and affirm that, in course of your duties for the Company, you will abide by the Restrictive Agreements with your prior employer in all respects, including without limitation by abiding by all binding commitments with respect to non-solicitation and confidentiality.

14.	Contingency: This offer is contingent upon your successful completion of a background check and preemployment drug screening.

Again, we are excited at the prospect of your joining Conagra Brands as its next CEO and look forward to your positive response.

Sincerely,

/s/ Richard H. Lenny

Richard Lenny

Chairman, Board of Directors

Conagra Brands, Inc.

Offer Acceptance

I accept this offer of employment. I understand and agree that my employment with Conagra Brands will at all times be at-will, meaning that either the Company or I may end my employment at any time for any or no reason. I further understand and agree that this offer supersedes all prior offers and agreements relative to my employment with Conagra Brands, either written or verbal.

/s/ John Brase4/9/2026

John BraseDate

EXHIBIT A

Alternative Dispute Resolution (ADR) Procedure

Initiation. To begin an ADR proceeding, a party must provide written notice to the other party of the issues to be resolved by ADR. Within 14 days after its receipt of such notice, the other party may, by written notice to the party initiating the ADR, add additional issues to be resolved within the same proceeding.

Selection of Neutral. Within 21 days following receipt of the original ADR notice, the parties will select a mutually acceptable neutral to preside in the resolution of any disputes in this ADR proceeding. If the parties are unable to agree, either party may request the President of the CPR Institute for Dispute Resolution (“CPR”), 366 Madison Avenue, 14th Floor, New York, New York 10017, to select a neutral pursuant to the following procedures:

The CPR will submit to the parties a list of not less than five candidates within 14 days after receipt of the request, along with a Curriculum Vitae for each candidate. No candidate may be an employee, director, or shareholder of either party or any of their subsidiaries or affiliates.

Each party will number the candidates in order of preference (with the number one signifying the greatest preference) and will deliver the list to the CPR within seven days following receipt of the list of candidates, along with any written explanation of a perceived conflict with any of the candidates. Any party failing to return a list of preferences on time will be deemed to have no order of preference.

If the parties collectively identify fewer than three candidates with conflicts, the CPR will designate as the neutral the candidate for whom the parties collectively indicate the greatest preference. If two candidates tie, the CPR may designate either candidate. If the parties collectively identify three or more candidates with conflicts, the CPR, in its sole discretion, may either (i) immediately designate as the neutral the candidate for whom the parties collectively indicate the greatest preference, or (ii) repeat the procedures in sections 2(a)-2(c).

Hearing Location. No earlier than 45 days or later than 90 days after selection, the neutral will hold a hearing to resolve each of the issues identified by the parties. The ADR proceeding will take place at a location agreed upon by the parties. If the parties cannot agree, the neutral will designate a location other than the principal place of business of either party or any of their subsidiaries or affiliates.

Pre-Hearing Submissions. At least 14 days prior to the hearing, each party will submit the following to the other party and the neutral:

●	a copy of all exhibits on which such party intends to rely in any oral or written presentation to the neutral;
●	a list of any witnesses such party intends to call at the hearing, and a short summary of the anticipated testimony of each witness;
●	a proposed ruling on each issue to be resolved, together with a request for a specific damage award or other remedy for each issue. The proposed rulings and remedies must not contain any recitation of the facts or any legal arguments and must not exceed one page per issue.
●	a brief in support of each party’s proposed rulings and remedies, which must not exceed 30 pages regardless of the number of issues raised.

Each party shall be entitled to serve up to ten (10) targeted requests for production of documents and to take up to three (3) depositions, each not to exceed four (4) hours in duration, upon reasonable notice to the opposing party and subject to the neutral's supervision and any protective order deemed appropriate by the neutral.

Hearing Procedures. The hearing will be conducted on consecutive days and will be governed by the following rules:

●	Each party will be entitled to ten hours of hearing time to present its case. The neutral will determine whether each party has had the ten hours to which it is entitled.

●	Each party may make an opening statement, present regular and rebuttal testimony, documents or other evidence, cross-examine witnesses, and make a closing argument. Cross-examination of witnesses will occur immediately after their direct testimony, and cross-examination time will be charged against the cross-examining party.
●	The party initiating the ADR will begin the hearing and, if it chooses to make an opening statement, will address not only issues it raised but also any issues raised by the responding party. The responding party, if it chooses to make an opening statement, will also address all issues raised in the ADR. Thereafter, the presentation of regular and rebuttal testimony and documents, other evidence, and closing arguments will proceed in the same sequence.
●	Unless testifying, witnesses will be excluded from the hearing until closing arguments.
●	Settlement negotiations, including any statements made therein, will not be admissible under any circumstances. Affidavits prepared for purposes of the ADR hearing also will not be admissible. As to all other matters, the neutral will have sole discretion regarding the admissibility of any evidence.

Post-Hearing Brief. Within ten days following completion of the hearing, each party may submit to the other party and the neutral a post-hearing brief in support of its proposed rulings and remedies. The post-hearing brief must not contain or discuss any new evidence and must not exceed 30 pages regardless of the number of issues raised.

Ruling. The neutral will rule on each disputed issue within 21 days following completion of the hearing. Such ruling must adopt in its entirety the proposed ruling and remedy of one of the parties on each disputed issue but may adopt one party’s proposed rulings and remedies on some issues and the other party’s proposed rulings and remedies on other issues. The neutral will not issue any written opinion or otherwise explain the basis of the ruling. The neutral may not award punitive damages.

Fees. The neutral will be paid a reasonable fee plus expenses. The Company shall pay the neutral’s fees and expenses, the fees and expenses of a court reporter, and any expenses for a hearing room, regardless of the outcome of the ADR proceeding. The reasonable legal fees and expenses of the prevailing party (including all expert witness fees and expenses) will be paid as follows:

●	If the neutral rules in favor of one party on all disputed issues in the ADR, the losing party will pay 100% of the prevailing party’s reasonable legal fees and expenses.
●	If the neutral rules in favor of one party on some issues and the other party on other issues, the neutral will issue with the rulings a written determination as to how the parties’ respective reasonable legal fees and expenses will be allocated between them. The neutral will allocate such fees and expenses in a way that bears a reasonable relationship to the outcome of the ADR, with the party prevailing on more issues, or on issues of greater value or gravity, recovering a relatively larger share of its legal fees and expenses.